--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                 (RULE 14d-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
                 OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

                               ZAPATA CORPORATION
                       (Name of Subject Company (Issuer))

                               ZAPATA CORPORATION
                       (Name of Filing Person (Offeror))

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  989070602000
                     (CUSIP Number of Class of Securities)

                                LEONARD DISALVO
             VICE PRESIDENT -- FINANCE AND CHIEF FINANCIAL OFFICER
                               ZAPATA CORPORATION
                         100 MERIDIAN CENTRE, SUITE 350
                           ROCHESTER, NEW YORK 14618
                                 (585) 242-2000
                 (Name, address, and telephone number of person
              authorized to receive notices and communications on
                            behalf of filing person)

                                   COPIES TO:

                             GORDON E. FORTH, ESQ.
                            WOODS OVIATT GILMAN LLP
                            700 CROSSROADS BUILDING
                                TWO STATE STREET
                           ROCHESTER, NEW YORK 14614
                              TEL. (585) 987-2800

                           CALCULATION OF FILING FEE*

-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------
                   TRANSACTION VALUATION                      AMOUNT OF FILING FEE
-----------------------------------------------------------------------------------
$14,000,000.................................................         $1,288
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------

* The fee is $92 per $1,000,000 of the aggregate offering amount (or .000092 of the aggregate transaction valuation), calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisor #6, effective October 18, 2002.

[ ]  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount previously paid:  n/a                     Filing Party:  n/a
     Form or Registration No.:  n/a                   Date Filed:  n/a
[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  [ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             INTRODUCTORY STATEMENT

     This Tender Offer Statement on Schedule TO relates to the issuer tender offer by Zapata Corporation, a Nevada corporation, to purchase up to 500,000 shares of its common stock, par value $0.01 per share, or such lesser number of shares as is properly tendered and not properly withdrawn, at a price of $28 per share, net to the seller in cash, without interest. Zapata's offer is made on the terms and subject to the conditions set forth in the Offer to Purchase dated November 20, 2002 and the related Letter of Transmittal, which, as amended from time to time, constitute the offer.

     This Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

     The information in the Offer to Purchase, and the related Letter of Transmittal, copies of which are filed as exhibits (a)(1)(i) and (a)(1)(ii)(A) and (B) with this Schedule TO, is hereby incorporated by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (d) Not applicable.

ITEM 10. FINANCIAL STATEMENTS

     Not applicable.

ITEM 12.  EXHIBITS

     (a)(1)(i)      Offer to Purchase, dated November 20, 2002.

     (a)(1)(ii)(A) Letter of Transmittal with Guidelines for Certification of
                   Taxpayer Identification on Substitute Form W-9.

     (a)(1)(ii)(B)  Form of Supplemental Letter.

     (a)(1)(iii) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 20, 2002.

     (a)(1)(iv) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, including the Instruction Form dated November 20, 2002.

     (a)(1)(v)      Notice of Guaranteed Delivery.

     (a)(2)-(a)(4) Not applicable.

     (a)(5)(i) Letter dated November 20, 2002 from Avram A. Glazer, Chairman and Chief Executive Officer of Zapata Corporation to stockholders.

     (a)(5)(ii) Press Release of Zapata Corporation dated November 13, 2002 (incorporated by reference to Zapata Schedule TO-C filed on November 13, 2002).

     (a)(5)(iii)     Press Release of Zapata Corporation dated November 20,
                     2002.

     (b)             Not applicable.

     (d)(1)         Letter Agreement dated November 11, 2002, among Malcolm I.
                    Glazer, the Malcolm I. Glazer Family Limited Partnership and Zapata Corporation.

     (d)(2)         Shareholder Agreement dated May 30, 1997 among Malcolm I.
                    Glazer, the Malcolm I. Glazer Family Limited Partnership and Zapata Corporation (incorporated by reference to Exhibit 10(z) to Zapata's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (File No. 1-4219)).

     (g)-(h)         Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          ZAPATA CORPORATION

                                          By:      /s/ LEONARD DISALVO
                                            ------------------------------------
                                          Name: Leonard DiSalvo
                                          Title:   Vice President-Finance and
                                              Chief Financial Officer

November 20, 2002

                               INDEX TO EXHIBITS

     (a)(1)(i)      Offer to Purchase, dated November 20, 2002.

     (a)(1)(ii)(A) Letter of Transmittal with Guidelines for Certification of
                   Taxpayer Identification on Substitute Form W-9.

     (a)(1)(ii)(B)  Form of Supplemental Letter

     (a)(1)(iii) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 20, 2002.

     (a)(1)(iv) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, including the Instruction Form, dated November 20, 2002.

     (a)(1)(v)      Notice of Guaranteed Delivery.

     (a)(2)-(a)(4) Not applicable.

     (a)(5)(i) Letter dated November 20, 2002 from Avram A. Glazer, Chairman and Chief Executive Officer of Zapata Corporation to stockholders.

     (a)(5)(ii) Press Release of Zapata Corporation dated November 13, 2002 (incorporated by reference to Zapata Schedule TO-C filed on November 13, 2002).

     (a)(5)(iii)     Press Release of Zapata Corporation dated November 20,
                     2002.

     (b)             Not applicable.

     (d)(1)         Letter Agreement dated November 11, 2002, by Malcolm I.
                    Glazer, the Malcolm I. Glazer Family Limited Partnership and Zapata Corporation.

     (d)(2)         Shareholder Agreement dated May 30, 1997 among Malcolm I.
                    Glazer, the Malcolm I. Glazer Family Limited Partnership and Zapata Corporation (incorporated by reference to Exhibit 10(Z) to Zapata's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (File No. 1-4219)).**

     (g)-(h)         Not applicable.